Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of FactSet Research Systems Inc. for the registration of debt securities, common stock, preferred stock, warrants, depository shares, rights, units, and securities purchase contracts and to the incorporation by reference therein of our reports dated October 22, 2021, with respect to the consolidated financial statements of FactSet Research Systems Inc., and the effectiveness of internal control over financial reporting of FactSet Research Systems Inc., included in its Annual Report (Form 10-K) for the year ended August 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Stamford, Connecticut
January 4, 2022